August 11, 2014

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Spectranetics Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
File No. 000-19711

Dear Mr. Vaughn:

The Spectranetics Corporation (the “Company”) is providing the following information in response to your letter dated July 28, 2014 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below are our responses to the Staff’s comments. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note from disclosures on page F-23 a significant portion of your income before income taxes is derived from foreign sources. We also note that your December 31, 2013 balance sheet presents cash and cash equivalents in excess of $128 million. Please revise your liquidity discussion in Management’s Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries at each balance sheet date presented in

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

your financial statements and quantify the amount that would not be available for use in the United States without incurring U.S. taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

The Company’s response:

The Company had total cash and cash equivalents of $128.4 million and $37.8 million at December 31, 2013 and 2012, respectively. Of such amounts, approximately $1.0 million was held by foreign subsidiaries at both December 31, 2013 and 2012. The Company believes that this amount is not reasonably likely to have a material effect on the business as a whole, and does not affect its financial flexibility.

The Company’s products are manufactured in the U.S. and the foreign subsidiaries are engaged primarily in distribution activities, with no manufacturing or product development functions. As such, cash flows in foreign locations are not significant. The Company generally invests the cash flows generated by operations for capital equipment purchases necessary for the continued expansion of their business. For the foreseeable future, the Company does not anticipate a need to repatriate the relatively small amount of these funds to its U.S. operations. The Company believes that the cash held in the U.S. is sufficient to fund its U.S. operations for at least the next twelve months.

The Company will continue to monitor the impact of cash held by foreign subsidiaries upon its liquidity and capital resources and will, to the extent such disclosure may be considered material to an understanding of the Company’s liquidity and capital resources, disclose such amounts in its future filings.

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-4

2. Please have EKS&H LLLP revise their audit report to reference the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011 that is included in the filing at page F-6. Refer to the guidance at paragraph 8 of AU Section 508.

The Company’s response:

EKS&H LLLP has revised its audit report to reference the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011. We have included its revised report herein and will file an amended Annual Report on Form 10-K/A that amends Items 8, 14 and 15 to include EKS&H’s revised audit report.

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

Note 1 - Summary of Significant Accounting Policies, page F-9

Inventory, page F-10

3. We see this Note discloses you have inventory reserve balances for estimated obsolescence or excess inventory. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC 330-10-35-14.

The Company’s response:

The Company confirms that its inventory policies comply with FASB ASC 330-10-35-14, and will disclose this fact in future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014. The Company confirms that its inventory reserves for obsolete or excess inventory create a new cost basis for the subsequent accounting of the impaired inventory. Reserves for specific inventory components are not reduced until the Company has sold or disposed of the related inventory.

The revised disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 will read as follows (added language is underlined):

“Inventory is recorded at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company calculates inventory reserves for estimated obsolescence or excess inventory based on historical usage and sales, and assumptions about future demand for its products, and these reserves create a new cost basis for the subsequent accounting of the inventory. These estimates for excess and obsolete inventory are reviewed and updated on a quarterly basis. Increases in the inventory reserves result in a corresponding expense, which is recorded to cost of goods sold.”

Note 9 - Income Taxes, page F-23

4. We note from page F-26 that you “intend to indefinitely reinvest earnings from subsidiaries treated as foreign corporations for U.S. tax purposes”. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned as of December 31, 2013 that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC 740-30.

The Company’s response:

In considering the guidance in ASC 740-30, the Company notes that it had a cumulative undistributed deficit related to its foreign subsidiaries as of December 31, 2013 of approximately $25 million. While the Company’s foreign subsidiaries were profitable in 2013, a cumulative deficit exists due to prior year losses incurred by its foreign subsidiaries, and no income taxes have been accrued under ASC 740-30. The Company

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

believes it has sufficient evidence that its foreign subsidiaries will invest their future undistributed earnings indefinitely. As noted above in the response to comment #1, the Company’s foreign subsidiaries generally invest the cash flows generated by operations for capital equipment purchases necessary for the continued expansion of their business. The Company will revise future filings, starting with its Annual Report on Form 10-K for the year ended December 31, 2014, to disclose the amount of undistributed earnings or deficit related to its foreign subsidiaries that the Company considers to be indefinitely reinvested.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at (719) 447-2415.

Sincerely,

/s/ Guy A. Childs

Guy A. Childs
Chief Financial Officer

Cc:     Douglas Wright, Faegre Baker Daniels LLP
Barry Amman, KPMG LLP
Darrel Loyd, KPMG LLP

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The Spectranetics Corporation - 9965 Federal Drive - Colorado Springs, CO 80921

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Spectranetics Corporation
Denver, Colorado

We have audited the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss), Stockholders’ Equity, and Cash Flows of The Spectranetics Corporation and Subsidiaries (the “Company”) for the year ended December 31, 2011. Our audit also included the financial statement schedule II for the year ended December 31, 2011. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule II for the year ended December 31, 2011, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ EKS&H LLLP

March 15, 2012
Denver, Colorado